UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CAMERON INTERNATIONAL CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

CAMERON INTERNATIONAL CORPORATION
1333 West Loop South, Suite 1700
Houston, Texas 77027

Financial Statements and Supplemental Schedule

Cameron International Corporation Retirement Savings Plan
As of December 31, 2008 and 2007 and for the year ended December 31, 2008

Cameron International Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2008 and 2007 and for the year ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm – MFR, P.C.	4
Audited Financial Statements
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
Supplemental Schedule
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	19
Signature	20
Consent of Independent Registered Public Accounting Firm - MFR, P.C.	22

Report of Independent Registered Public Accounting Firm

To Participants and Plans Administration Committee
Cameron International Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cameron International Corporation Retirement Savings Plan (the “Plan”), as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MFR, P.C.

Houston, Texas
June 29, 2009

Cameron International Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets:
Employer contributions receivable	$3,298,343	$4,981,374
Employee contributions receivable	308	3,432
Investments:
Participant loans	12,274,083	10,775,311
Plan interest in the Cameron International Corporation Master Trust	451,555,625	611,369,168
Net assets reflecting all investments at fair value	467,128,359	627,129,285

Adjustment from fair value to contract value for interest in Cameron International Corporation Master Trust relating to fully benefit-responsive investment contracts	929,042	(1,180,979)

Net assets available for benefits	$468,057,401	$625,948,306

The accompanying notes are an integral part of these statements.

Cameron International Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

Additions:
Employer contributions	$35,254,755
Employee contributions	32,422,257
Rollovers	30,968,737
Interest from participant loans	829,604
Net investment loss from the Cameron International Corporation Master Trust	(218,889,013)
Total net reduction	(119,413,660)

Deductions:
Administrative fees	(580,818)
Benefits paid to participants	(37,896,427)
Total deductions	(38,477,245)

Net decrease in net assets available for benefits	(157,890,905)

Net assets available for benefits at: Beginning of year	625,948,306
End of year	$468,057,401

The accompanying notes are an integral part of these statements.

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The Cameron International Corporation Retirement Savings Plan (the “Plan”) is a contributory, defined contribution plan sponsored by Cameron International Corporation (the “Company”) with cash or deferred provisions as described in Section 401(k) of the Internal Revenue Code (“IRC”). All employees of the Company and its affiliated subsidiaries (except those covered by a collective bargaining agreement) that have adopted the Plan are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Prior to May 1, 2003, Plan participants could elect to make pretax contributions of 1% to 16% of compensation. Effective May 1, 2003, the employee pretax contribution limit was increased from 16% to 20% of compensation. Effective January 1, 2006, the employee pretax contribution limit was increased from 20% to 50% of compensation. Through December 31, 2007, the Company matched 100% of the employee contributions up to a maximum of 3% and 50% of additional employee contributions between 3% and 6%. The Company did not provide a matching contribution for employee contributions in excess of 6%.

In June 2007, the Company communicated to employees and beneficiaries that it had elected to terminate the Cameron International Corporation Retirement Plan (the defined benefit plan) and replace the benefits offered under the defined benefit plan with enhanced benefits under the Plan. The defined benefit plan termination was effective December 31, 2007. Accordingly, effective January 1, 2008, the Company increased its matching contribution to the Plan to 100% of the first 6% of eligible employee contributions and provided an additional nondiscretionary retirement contribution equal to 3% of each eligible employee’s pay. Participants continue to be 100% vested in the Company's matching contributions.  Vesting of retirement contributions is described below.

Prior to June 1, 2004, the Company’s matching contributions consisted of shares of Company stock, which were invested in the Cameron International Stock Fund, formerly the Cooper Cameron Stock Fund. Effective June 1, 2004, the Company began making all matching contributions in cash which are allocated among the investment fund options that have been selected by each employee.  All participants, regardless of age, have an unrestricted ability to immediately reallocate their matching accounts between investment funds offered by the Plan.

In addition to the matching contributions, the Company, through December 31, 2007, made retirement contributions to specific employees of certain Participating Units as defined in the Plan who were hired prior to May 1, 2003. The retirement contributions were based on hours actively worked and specified contribution rates. Hours actively worked include overtime, holiday, and vacation hours, but excluded any other paid hours for absences during which no duties were performed. Participants who received retirement contributions from the Company and who had three or more years of service as of May 1, 2003, become 33% vested in those contributions after three years, 67% vested after four years and 100% vested after five years. Participants who received retirement contributions but who did not have three years of service as of May 1, 2003, become 100% vested in those contributions upon completion of five years of service (five-year cliff vesting). As a result of passage of the Pension Protection Act of 2006, all active participants in the Plan as of January 1, 2007, regardless of their years of service as of May 1, 2003, become 100% vested in their retirement contributions upon completion of three years of service (three-year cliff vesting). The Company’s retirement contributions are allocated among the fund options based on employee elections. Amounts which are forfeited due to termination of employment reduce the future retirement contributions of the Company. In 2008, forfeited nonvested accounts totaling $411,765 were used to reduce employer contributions.

1. Description of the Plan (continued)

Effective May 1, 2003, the Plan was amended to eliminate the retirement contribution feature of the Plan and to provide for a profit-sharing contribution equal to 2% of eligible compensation for all participants hired by the Company or any participating affiliate on or after May 1, 2003. The profit-sharing contributions, which become 100% vested following completion of five years of service, (three years of service, effective January 1, 2007), were to be made for each plan year in which the Company meets or exceeds its financial objectives, as established and determined at the sole discretion of the Company’s Board of Directors. For 2008, the Company approved a profit-sharing contribution in the amount of $95,482, which was made in 2009. For 2007, a profit sharing contribution in the amount of $3,344,380 was approved and was made in 2008.

Any participant who is receiving compensation other than severance pay from the Company and who has not had an outstanding loan from the Plan for at least one month may apply for a loan. Any loan granted to such a participant shall be deemed an investment made for such participant’s benefit and shall be held and reflected in the separate accounts of such participant as a charge against their account for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan (maximum of five years) as determined by the Company in the year of issuance.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their retirement contributions.

More detailed information about the Plan, including the funding, vesting and benefit provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company’s corporate office.

2. Significant Accounting Policies

Accounting Principles

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As required by FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis in accordance with the FSP.

Employer matching and profit sharing contributions and employee contributions are recorded in the period in which the related employee services are rendered.

Benefit payments to participants are recorded upon distribution.

2. Significant Accounting Policies (continued)

Investments

The Plan’s investments are held in the Cameron International Corporation Master Trust (“Master Trust”) and participant loans.  The Charles Schwab Corporation serves as trustee of the Master Trust.  The Plan participates in only certain investment accounts of the Master Trust. The fair value of the Plan’s interest in the Master Trust is based on the specific interests that it has in each of the underlying participant-directed investment accounts.

The following is a summary of those investment accounts and the Plan’s beneficial interest in those investment accounts as of December 31, 2008 and 2007.

	Beneficial Interest at
	December 31,
	2008	2007

Cameron International Stock Fund	98.90%	98.84%
Stable Value Fund	96.37	96.39
PIMCO Total Return Administrative Shares Fund	95.90	95.56
Washington Mutual Investors Fund/A	95.78	95.48
Franklin Balance Sheet Investment Fund/A	96.23	96.03
Lord Abbett Developing Growth Fund/A	95.08	95.15
EuroPacific Growth Fund/A	94.73	95.08
Real Estate Fund	100.00	100.00
Barclays Global Investors Equity Index Fund	97.40	97.78
MFS Massachusetts Investors Growth/A	96.99	96.75

Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.

Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157) was adopted by the Plan effective January 1, 2008.  SFAS 157 established a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  Level 2 measurements include observable inputs other than quoted prices in active markets for identical assets and liabilities.

Common stocks, corporate bonds and U.S. government securities are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual and money market funds are valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trusts are valued at the unit of participation value of shares held by the plan at year end.

Participant loans consist of monies borrowed by participants from their account balances in the Master Trust funds. Repayments of principal and interest are allocated to the participants’ account balances in the Master Trust funds based on the participants’ current investment elections. Participant loans are reported at their current outstanding principal balance, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Futhermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

2. Significant Accounting Policies (continued)

Investments (continued)

The following table sets forth by level, within the fair value hierarchy, the assets of the Master Trust and participant loans as of December 31, 2008:

	Investments at Fair Value at December 31, 2008
	Level 1	Level 2	Level 3	Total
Master Trust Assets:
Money market funds	$8,528,290	$146,102	$-	$8,674,392
Mutual funds	246,312,814	-	-	246,312,814
Common stocks	105,846,256	-	-	105,846,256
Collective trusts	-	107,017,862	158,865	107,176,727
Total Master Trust assets at fair value	360,687,360	107,163,964	158,865	468,010,189
Non-Master Trust Assets:
Participant loans	-	-	12,274,083	12,274,083
Total investments at fair value	$360,687,360	$107,163,964	$12,432,948	$480,284,272

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2008:

	Year ended December 31, 2008
	Real estate	Wrapper contracts in collective trusts	Participant loans
Balance at beginning of year	$110,000	$-	$10,775,311
Interest income		-	829,604
Appreciation/unrealized gain	82,545	158,865	-
Proceeds from sale	(192,545)	-	-
New participant loans		-	6,659,136
Payments on participant loans		-	(5,424,579)
Loan distributions and other	--	-	(565,389)
Balance at end of year	$--	$158,865	$12,274,083

The Stable Value Fund (“Stable Value Fund”) is a master trust investment account managed by AMVESCAP National Trust Company, an affiliate of INVESCO Institutional (N.A.), Inc., the trustee of the INVESCO Group Trust for Retirement Savings, a Common Collective Trust, in which the assets of multiple qualified plans are invested. The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts (“SICs”) and in guaranteed investment contracts (“GICs”). These contracts have varying yields and maturity dates and are fully benefit responsive. These contracts are stated at contract value which represents cost plus accrued income. The fair value of the GICs has been estimated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the SICs are valued at representative quoted market prices. The fair value of the wrap contracts for the SICs is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end.

Although it is management’s intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

2. Significant Accounting Policies (continued)

Risks and Uncertainties

The Master Trust provides for various investments which, in general, are exposed to interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant account balances.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, benefit payments and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

December 31, 2008	Cameron International Stock Fund	Washington Mutual Investors Fund/A	Stable Value Fund	American Funds Growth Funds of America/A	Real Estate Fund	State Street S&P 500 Flagship SL Series Fund	Fidelity Growth Company Fund	PIMCO Total Return Administrative Shares Fund	Franklin Balance Sheet Investment Fund/A	Lord Abbett Developing Growth Fund/A	EuroPacific Growth Fund/A	Total

Assets:
Cash	$138,639	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$138,639
Net unsettled sales of investments	262,531	–	–	–	–	–	–	–	–	–	–	262,531
Income receivable	3,370,166	–	–	–	–	–	–	–	–	–	–	3,370,166
Investments at fair value as determined by quoted market prices:
Money market funds	838,686	–	–	–	639,695	–	–	–	–	–	–	1,478,381
Cash Management Trust of America	–	–	7,196,011	–	–	–	–	–	–	–	–	7,196,011
Cameron International Corporation Common Stock	105,846,256	–	–	–	–	–	–	–	–	–	–	105,846,256
Washington Mutual Investors Fund/A	–	50,077,617	–	–	–	–	–	–	–	–	–	50,077,617
American Funds Growth Funds of America/A	–	–	–	37,384,953	–	–	–	–	–	–	–	37,384,953
Fidelity Growth Company Fund	–	–	–	–	–	–	1,444,468	–	–	–	–	1,444,468
PIMCO Total Return Administrative Shares Fund	–	–	–	–	–	–	–	75,561,371	–	–	–	75,561,371
Franklin Balance Sheet Investment Fund/A	–	–	–	–	–	–	–	–	31,968,506	–	–	31,968,506
Lord Abbett Developing Growth Fund/A	–	–	–	–	–	–	–	–	–	17,882,427	–	17,882,427
EuroPacific Growth Fund/A	–	–	–	–	–	–	–	–	–	–	31,993,472	31,993,472
Investments at estimated fair value:
State Street S&P 500 Flagship SL Series Fund	–	–	–	–	–	18,620,246	–	–	–	–	–	18,620,246
INVESCO Group Trust for Retirement Savings:
Investments	–	–	88,397,616	–	–	–	–	–	–	–	–	88,397,616
Wrapper contracts	–	–	158,865	–	–	–	–	–	–	–	–	158,865
Real estate	–	–	–	–	–	–	–	–	–	–	–	–
Total investments	106,684,942	50,077,617	95,752,492	37,384,953	639,695	18,620,246	1,444,468	75,561,371	31,968,506	17,882,427	31,993,472	468,010,189
Total assets	110,456,278	50,077,617	95,752,492	37,384,953	639,695	18,620,246	1,444,468	75,561,371	31,968,506	17,882,427	31,993,472	471,781,525

Liabilities:
Other payables	55,572	–	–	–	–	–	–	–	–	–	–	55,572
Net unsettled purchases of investments	107,811	–	–	–	–	–	–	–	–	–	–	107,811
Net assets reflecting all investments at fair value	110,292,895	50,077,617	95,752,492	37,384,953	639,695	18,620,246	1,444,468	75,561,371	31,968,506	17,882,427	31,993,472	471,618,142

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	–	–	964,019	–	–	–	–	–	–	–	–	964,019
Net assets available to participating plans	$110,292,895	$50,077,617	$96,716,511	$37,384,953	$639,695	$18,620,246	$1,444,468	$75,561,371	$31,968,506	$17,882,427	$31,993,472	$472,582,161

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

December 31, 2007	Cameron International Stock Fund	Washington Mutual Investors Fund/A	Stable Value Fund	MFS Massachusetts Investors Growth/A	Real Estate Fund	Barclays Global Investors Equity Index Fund	Fidelity Growth Company Fund	PIMCO Total Return Administrative Shares Fund	Franklin Balance Sheet Investment Fund/A	Lord Abbett Developing Growth Fund/A	EuroPacific Growth Fund/A	Total

Assets:
Cash	$398,887	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$398,887
Net unsettled sales of investments	1,405,238	–	–	–	–	–	–	–	–	–	–	1,405,238
Income receivable	5,052,421	–	–	–	–	–	–	–	–	–	–	5,052,421
Investments at fair value as determined by quoted market prices:
Money market funds	105,052	–	–	–	519,126	–	–	–	–	–	–	624,178
Cash Management Trust of America	–	–	4,179,907	–	–	–	–	–	–	–	–	4,179,907
Cameron International Corporation Common Stock	200,581,531	–	–	–	–	–	–	–	–	–	–	200,581,531
Washington Mutual Investors Fund/A	–	63,262,934	–	–	–	–	–	–	–	–	–	63,262,934
MFS Massachusetts Investors Growth/A	–	–	–	53,923,467	–	–	–	–	–	–	–	53,923,467
Fidelity Growth Company Fund	–	–	–	–	–	–	2,139,343	–	–	–	–	2,139,343
Barclays Global Investors Equity Index Fund	–	–	–	–	–	28,382,477	–	–	–	–	–	28,382,477
PIMCO Total Return Administrative Shares Fund	–	–	–	–	–	–	–	69,390,638	–	–	–	69,390,638
Franklin Balance Sheet Investment Fund/A	–	–	–	–	–	–	–	–	45,430,834	–	–	45,430,834
Lord Abbett Developing Growth Fund/A	–	–	–	–	–	–	–	–	–	30,498,859	–	30,498,859
EuroPacific Growth Fund/A	–	–	–	–	–	–	–	–	–	–	51,247,189	51,247,189
Investments at estimated fair value:
INVESCO Group Trust for Retirement Savings:
Investments	–	–	81,926,858	–	–	–	–	–	–	–	–	81,926,858
Wrapper contracts	–	–	–	–	–	–	–	–	–	–	–	–
Real estate	–	–	–	–	110,000	–	–	–	–	–	–	110,000
Total investments	200,686,583	63,262,934	86,106,765	53,923,467	629,126	28,382,477	2,139,343	69,390,638	45,430,834	30,498,859	51,247,189	631,698,215
Total assets	207,543,129	63,262,934	86,106,765	53,923,467	629,126	28,382,477	2,139,343	69,390,638	45,430,834	30,498,859	51,247,189	638,554,761

Liabilities:
Other payables	338,012	–	–	–	–	–	–	–	–	–	–	338,012
Net unsettled purchases of investments	71,145	–	–	–	–	–	–	–	–	–	–	71,145
Net assets reflecting all investments at fair value	207,133,972	63,262,934	86,106,765	53,923,467	629,126	28,382,477	2,139,343	69,390,638	45,430,834	30,498,859	51,247,189	638,145,604

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	–	–	(1,225,151)	–	–	–	–	–	–	–	–	(1,225,151)
Net assets available to participating plans	$207,133,972	$63,262,934	$84,881,614	$53,923,467	$629,126	$28,382,477	$2,139,343	$69,390,638	$45,430,834	$30,498,859	$51,247,189	$636,920,453

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Investment income and the net realized and unrealized appreciation (depreciation) in fair value of the investments held throughout the year or bought and sold during the year in the separate investment accounts of the Master Trust are as follows:

Year ended December 31, 2008	Net Appreciation (Depreciation)	Interest and Dividends	Total

Cameron International Stock Fund	$(124,954,566)	$-	$(124,954,566)
Fidelity Growth Company Fund	(953,148)	2,116	(951,032)
Stable Value Fund	-	3,496,344	3,496,344
PIMCO Total Return Administrative Shares Fund	(3,806,941)	6,970,650	3,163,709
Washington Mutual Investors Fund/A	(25,203,425)	2,621,204	(22,582,221)
MFS Massachusetts Investors Growth/A	(22,368,516)	422,129	(21,946,387)
Franklin Balance Sheet Investment Fund/A	(18,401,888)	1,500,878	(16,901,010)
Lord Abbett Developing Growth Fund/A	(14,881,235)	0	(14,881,235)
EuroPacific Growth Fund/A	(23,182,009)	2,287,565	(20,894,444)
Real Estate Fund	-	93,975	93,975
Barclays Global Investors Equity Index Fund	(10,438,533)	-	(10,438,533)
	$(244,190,261)	$17,394,861	$(226,795,400)

Administrative expenses paid by the Master Trust for the year ended December 31, 2008 totaled $624,796, of which $580,818 has been allocated to the Plan.

 Stable Value Fund

Objectives of the Stable Value Fund

The Stable Value Fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

Nature of Investment Contracts

To accomplish the objectives outlined above, the Stable Value Fund invests primarily in investment contracts such as GICs and SICs. In a traditional GIC, the issuer takes a deposit from the Stable Value Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Stable Value Fund.

With regard to a SIC, the underlying investments are owned by the Stable Value Fund and held in trust for plan participants. The Stable Value Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:
•	The level of market interest rates
•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract
•	The investment returns generated by the fixed income investments that back the wrapper contract
•	The duration of the underlying investments backing the wrapper contract

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. Over time, the interest crediting rate amortizes the Stable Value Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Stable Value Fund’s Statement of Net Assets as the “adjustment from fair value to contract value for fully benefit-responsive investment contracts”. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Stable Value Fund to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Company elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Investments in the Stable Value Fund at December 31, 2008 consisted of the following:

Contract Issuer	Security	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value

Wrapped portfolios:
Bank of America	Wrapper	AA-/Aaa		$64,138	$331,025
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		$16,318,847

ING	Wrapper	AA/Aa3		18,453	(69,869)
	INVESCO Multi-Manager Short-term Bond Fund		20,802,677

JPMorgan Chase	Wrapper	AA-/Aaa		39,403	407,936
	INVESCO Multi-Manager Core Fixed
	Income Fund		13,934,537

Monumental	Wrapper	AA/Aa3		2,739	(68,325)
	Cash on hand		51,333
	U.S. Treasury Notes		2,229,109

Pacific Life Insurance	Wrapper	AA/Aa3		16,626	(20,436)
	INVESCO Multi-Manager Short-term Bond Fund		18,700,255

State Street Bank	Wrapper	AA/Aa1		17,506	383,688
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		16,360,858

Short-term investments:
American Funds Group	Cash Management Trust of America	N/A	7,196,011	-	-
			$95,593,627	$158,865	$964,019

The average yield earned by the fund and the average yield based on interest rates credited to participants for the year ended December 31, 2008 was 5.235% and 3.574%, respectively. There was no change in the value of the fund’s investments for the year ended December 31, 2008 due to changes in the fully benefit-responsive status of the Stable Value Fund's investment contracts.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Investments in the Stable Value Fund at December 31, 2007 consisted of the following:

Contract Issuer	Security	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value

Wrapped portfolios:
Bank of America	Wrapper	Aa1		$-	$(209,081)
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		$14,872,914

ING	Wrapper	AA/Aa3		-	(407,834)
	INVESCO Short-term Bond Fund		18,713,928

JPMorgan Chase	Wrapper	AA/Aaa		-	34,033
	INVESCO Multi-Manager Core Fixed
	Income Fund		12,708,246

Monumental	Wrapper	AA/Aa3		-	(30,477)
	Cash on hand		50,458
	U.S. Treasury Note		2,003,701

Pacific Life Insurance	Wrapper	AA/Aa3		-	(407,562)
	INVESCO AAA Asset-Backed Securities Fund		18,662,942

State Street Bank	Wrapper	AA/Aa1		-	(204,230)
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		14,914,669

Short-term investments:
American Funds Group	Cash Management Trust of America	N/A	4,179,907	-	-
			$86,106,765	$-	$(1,225,151)

The average yield earned by the fund and the average yield based on interest rates credited to participants for the year ended December 31, 2007 was 5.122% and 4.984%, respectively. There was no change in the value of the fund’s investments for the year ended December 31, 2007 due to changes in the fully benefit-responsive status of the Stable Value Fund's investment contracts.

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated November 26, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, continues to be qualified and the related trust remains tax exempt.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the respective Forms 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$468,057,401	$625,948,306
Amounts allocated to withdrawing participants	(15,272)	(37,376)
Adjustment from contract value to fair value	(929,042)	1,180,979
Net assets available for benefits per Form 5500	$467,113,087	$627,091,909

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008 to Form 5500:

Benefits paid to participants per the financial statements	$37,896,427
Amounts allocated to withdrawing participants at December 31, 2007	(37,376)
Amounts allocated to withdrawing participants at December 31, 2008	15,272
Benefits paid to participants per Form 5500	$37,874,323

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2008, but not yet paid as of that date.

The following is a reconciliation of the net investment loss from the Cameron International Corporation Master Trust per the financial statements for the year ended December 31, 2008 to Form 5500:

Net investment loss from the Cameron International Corporation Master Trust per the financial statements	$(218,889,013)
Adjustment from contract value to fair value at December 31, 2007	(1,180,979)
Adjustment from contract value to fair value at December 31, 2008	(929,042)
Net investment loss from the Cameron International Corporation Master Trust per Form 5500	$(220,999,034)

Supplemental Schedule

Cameron International Corporation Retirement Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 76-0451843 PN: 003

December 31, 2008

Identity of Issuer	Description of Investment	Current Value

*Cameron International Corporation Master Trust	Master Trust	$451,555,625

*Participant loans	Interest rates ranging from 4.96% to 10.55% with varying maturity dates	12,274,083
		$463,829,708

*Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plans Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMERON INTERNATIONAL CORPORATION RETIREMENT SAVINGS PLAN
By: /s/ Joseph H. Mongrain
Joseph H. Mongrain
Member of the Plans Administration Committee

Date:    June 29, 2009

Exhibit Index

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – MFR, P.C.